Exhibit 21.1

Subsidiaries of the Company

-	Synthesis Energy Holdings, Inc. (Florida corporation)

-	Owns 100% of:

-	Synthesis Energy Systems, Inc. (British Virgin Islands corporation)

-	Owns 100% of:

-	Synthesis Energy Systems Investments, Inc. (Mauritius corporation)

-	Synthesis Energy Investment Holdings, Inc. (Mauritius corporation)

-	Synthesis Energy Technology Holdings, Inc. (Mauritius corporation)

-	SES New Energy Technologies, (Shanghai) Co., Ltd. (Chinese corporation)

-	Synthesis Energy Systems Technologies, LLC (Delaware limited liability company)

-	SES Resources, LLC (Delaware limited liability company)

Owns 50% of:

-	SES Resource Solutions, Ltd. (British Virgin Islands corporation)